Mail Stop 3561

July 8, 2008

Via Fax & U.S. Mail

Mr. Daniel J. D'Arrigo
Chief Financial Officer
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re:** **MGM Mirage**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-10362**

Dear Mr. D'Arrigo:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page 45

1. We note your presentation of "real estate under development" and "residential sales deposits, net" as operating activities on the statements of cash flows. Please tell us the nature of the amounts presented as residential sales deposits, net, and explain to us why you believe net presentation is appropriate. Also, please explain to us why you believe it is appropriate to present such items as operating activities rather than investing activities on the statements of cash flows.

2. Reference is made to the cash outflow item "other" in the amount of $(97,082) included within operating activities for the year ended December 31, 2007. In light of the significance of this amount, please tell us the individual items which comprise the amount and revise future filings to separately present any significant components of this amount on the face of the statement of cash flows.

Note 1. Organization, page 47

3. We note from your disclosure in Note 1 that as of December 31, 2007, approximately 52% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, and it appears that Tracinda has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares to the extent this control relationship exists. Refer to the requirements of paragraph 2 of SFAS 57.

Note 2. Significant Accounting Policies and Basis of Presentation
– Investment in The M Resort LLC convertible note, page 49

4. We note your disclosure that the call option related to the M Resort LLC convertible note is treated as a derivative with changes in fair value recorded to earnings. You also disclose that the initial value of the call option was $0 and the initial value of the debt was $155 million, with the discount accreted to earnings over the term of the note. Please tell us, and disclose in future filings, the fair value of the call option at December 31, 2007, and explain to us how you determined the fair value at both December 31, 2007 and at the initial issuance date in June 2007.

– Goodwill and Other Intangible Assets, page 49

5. We note your disclosure that you perform your annual impairment test for goodwill and indefinite lived intangible assets in the fourth quarter of each fiscal year. Please revise future filings to include disclosure of how you analyze goodwill for impairment, including the nature of the reporting units used in the analysis and the assumptions used to determine fair value of those reporting units.

Also, please consider revising your Critical Accounting Estimates section of MD&A to include a discussion on evaluating goodwill for impairment.

– Point-Loyalty Programs, page 50

6. We note your disclosure that in the Player's Club, customers earn points based on their slots play, which can be redeemed for cash or free play at any of the Company's participating resorts and you record a liability based on the points earned times the redemption value and record a corresponding reduction in casino revenue. Please tell us why you believe it is appropriate to record points redeemed for free play as a reduction of revenue rather than as an operating expense. See paragraph 10 of EITF 01-09. Also, please tell us, and disclose in future filings how discretionary complimentaries (free goods or services as opposed to cash awards) that can be earned by the players are accounted within the statements of operations (i.e., reduction of revenue or additional expense).

Note 5. CityCenter Transaction, page 53

7. We note your disclosure that you recognized profit to the extent of the outside equity interests because you met the criteria in paragraph 33 of SFAS No. 66, which includes that the seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest. In light of your disclosure in the last paragraph of Note 5 that the Company's 50% voting rights in CityCenter may not be proportionate to its rights/obligations to receive/absorb expected returns/losses given the fact that the Company manages CityCenter, please explain to us why you believe you meet this third criteria of paragraph 33 of SFAS No. 66 and it is appropriate to recognize $1.03 billion of profit. As part of your response, please explain the nature of any continuing involvement you will have in CityCenter, such as management of the development and construction of the project and subsequent management of the operations of the project.

8. Further, please tell us in greater detail the nature of the contingent repurchase options, include an option to purchase if Dubai World is denied required gaming approvals. Your response should include your assessment of how you conclude that the probability of such contingency as being remote and therefore, determine that a prohibited from of continuing involvement does not exist. We may have further question upon receipt of your response.

9. We note your disclosure that you contributed the CityCenter assets which the parties valued at $5.4 billion. Also, please tell us how the value of the contributed assets was recorded at the joint venture level and how the amount is reflected on the books of the Company.

Note 8. Investments in Unconsolidated Affiliates, page 54

10. We note your disclosure that as of December 31, 2007, your investment in CityCenter was $1,421,480. Please provide us details as to how this amount was calculated or determined. Also, please explain to us the nature of the $662,492 adjustment included in the differences between the Company's venture-level equity and investment balance, and provide us details of how the adjustment amount was calculated or determined.

11. We note your disclosure that during the fourth quarter of 2007, the Company purchased the remaining 88 units in Towers B and C from the Signature at MGM Grand joint venture for $39 million. Please tell us how you accounted for this transaction, including the nature and amount of any gain or loss recognized on the transaction.

Note 14. Stockholders' Equity, page 61

12. We note your disclosure that on October 18, 2007, you completed the sale of 14.2 million shares of common stock to Infinity World Investments, a wholly-owned subsidiary of Dubai World, at a price of $84 per share. In light of the fact that it appears the adjusted closing trading price of your stock was $94.70 per share on October 18, 2007, please tell us how you valued the shares of stock sold to Infinity World Investments.

Note 15. Stock-Based Compensation, page 61

13. We note your disclosure that for awards granted prior to adoption of SFAS No. 123R, the unamortized expense is being recognized on an accelerated basis, since this was the prior method used for disclosure purposes. In light of the disclosure in the Form 10-K for the year ended December 31, 2005 that "for disclosure purposes, employee stock options have been measured at fair value using the Black-Scholes option-pricing model and compensation has been assumed to be amortized over the vesting periods of the options," please tell us the nature and terms of this accelerated basis you are using to recognize compensation expense for awards granted prior to the adoption of SFAS 123R. Also, please tell us why this basis does not appear consistent with your prior disclosures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE (702) 693-7528
Mr. Daniel D'Arrigo
Chief Financial Officer